

Mail Stop 6010

December 18, 2007

VIA U.S. MAIL and FACSIMILE

Mark A. Heggestad
American Medical Systems Holdings, Inc.
Chief Financial Officer
10700 Bren Road West
Minnetonka, Minnesota 55343

> **RE:** **American Medical Systems Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the quarterly period ended September 29, 2007**
> **Form 8-K dated October 29, 2007**
> **File No. 000-30733**

Dear Mr. Heggestad:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

In-Process research and development, page 27

1.   For the in-process research and development charges recorded in 2006 please expand future filings to disclose the following on a project by project basis:

    - The nature of the projects acquired;

    - A summary of values assigned to in-process research and development by technology / product;

    - A description of the status of development for each significant project at the acquisition date;

    - A description of the nature and timing of remaining efforts for completion of each significant project, including the estimated completion date; and,

    - How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

2.   As a related matter, future filings should present discussion of the status of efforts to complete significant projects, including discussion of the impact of any delays, project revisions or terminations on expected investment return, results of operations and financial condition.

Item 9A. Controls and Procedures, page 38

3.   You disclose that management has concluded that disclosure controls and procedures are effective "in ensuring that material information relating to us and our consolidated subsidiaries, which we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934, was made known to them by others within those entities and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and

procedures" set forth in Rule 13a-15(e). Please apply this guidance to future filings.

Consolidated Statements of Operations, page F-5

4.   You present stock-based compensation charges in a footnote on the face of the consolidated statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise future filings to present stock-based compensation in a parenthetical note to the appropriate income statement line items or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

Note 1. Business Description and Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

5.   We see that you follow EITF 00-21 for sales of lasers that have post-sale obligations of installation and advanced training. Tell us and in future filings please disclose how you determine that you have objective and reliable evidence of fair value for the undelivered elements.

Note 2. Acquisition and Financing of Laserscope, page F-14

6.   We note the disclosure on page F-15 that you considered other factors, including an independent valuation of your assumptions, in determining the portion of the purchase price allocated to intangible assets. While in future filings management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to a valuation expert *in any capacity* please revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 10. Debt, page F-23

Convertible Senior Subordinated Notes; Supplemental Guarantor Information, page F-25

7.   We note that you have issued convertible senior subordinated notes. Tell us how you have applied the guidance in SFAS 133 and EITF 00-19 and related literature in evaluating whether the various features of your convertible senior subordinated notes, including for example, the conversion feature and the contingent interest

feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Your response should specially address each potential embedded derivative.

8.   Please tell us and disclose in future filings, in addition to your disclosure that the guarantees are full and unconditional, whether (a) each of the subsidiary guarantors is 100% owned by the parent company issuer and (b) the guarantees are joint and several. You should provide a separate column for each subsidiary guarantor that is not 100% owned. In addition, you should provide the separate financial statements of non 100% guarantors, as required under paragraph (a) of Item 3-10. If any of the subsidiary guarantees is not joint and several with the guarantees of the other subsidiaries, then each subsidiary guarantor whose guarantee is not joint and several need not include separate financial statements, but the condensed consolidating financial information must include a separate column for each subsidiary guarantor whose guarantee is not joint and several. See Item 3-10(f) and (i) of Regulation S-X.

Note 13. Industry Segment Information and Foreign Operations, page F-39

9.   We see that you routinely discuss your operations by reference to the women's health business and the men's health business, including within MD&A, press releases, and on your website. Please tell us how you considered whether you operate in more than one operating segment. Refer to paragraph 10 of SFAS 131.

Form 10-Q for the quarterly period ended September 29, 2007

Item 1. Financial Statements

Note 2. Acquisitions, page 6

Restructuring Costs, page 7

10.   We see that you recorded $7.5 million in restructuring costs during 2006 under EITF 95-3 related to the acquisition of Laserscope. Please tell us and revise future filings to (1) more specifically describe the nature of the "adjustments" to increase the liability by $7 million during 2007 and (2) clarify why the 2007 adjustments are appropriately recorded as purchase price under EITF 95-3. Please also disclose whether the corresponding entry was an adjustment of the cost of the acquired company or included in the determination of net income for the period, as required by paragraph 2(b) of the EITF.

Note 3. Discontinued Operations and Sale of Aesthetics Business, page 10

11.   Please revise future filings to disclose how you valued the 213,435 shares of Iridex unregistered common stock received from the sale of Laserscope's

aesthetics business. Please also disclose in future filings how you are accounting for the common stock and address the accounting implications from the significant decrease in the quoted market price of Iridex common shares since January 2007.

Note 10. Goodwill and Intangible Assets, page 15

12.   Please revise future filings to quantify and describe the composition of the $24 million increase to goodwill for the nine months ended September 30, 2007. Refer to paragraph 45(c) of SFAS 142.

Form 8-K dated October 29, 2007

13.   We see that you present net income, adjusted to exclude the effect of certain charges within the press release furnished as an exhibit to Form 8-K. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including an explanation of why you believe a non-GAAP measure provides useful information to investors and a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please revise in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant